VIA EDGAR

March 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E. Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes

Re:	Achilles Therapeutics plc

Acceleration Request for Registration Statement on Form F-1

File No. 333-253735

Acceleration Request

Requested Date:        March 30, 2021

Requested Time:       4:00 p.m., Eastern Time

Dear Mr. Edwards and Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Achilles Therapeutics plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 30, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Seo Salimi at (212) 459-7234. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Seo Salimi, by facsimile to (212) 355-3333 or by email at SSalimi@goodwinlaw.com.

[Remainder of page left intentionally blank]

If you have any questions regarding this request, please contact Seo Salimi of Goodwin Procter LLP at (212) 459-7234.

Sincerely,

Achilles Therapeutics plc

/s/ Iraj Ali
Iraj Ali, Ph.D.
Chief Executive Officer

cc:	Daniel C.C. Hood, Achilles Therapeutics plc

Sophie C. McGrath, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Nathan Ajiashvili, Latham & Watkins LLP

Salvatore Vanchieri, Latham & Watkins LLP

2